FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
James (Last) **Thomas** (First) **A.** (Middle)	**Raymond James Financial (RJF)**	__X__ Director	_____ 10% Owner
880 Carillon Parkway (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year **November 4, 2002**	__X__ Officer (give title below) **Chairman/CEO**	_____ Other (specify below)
St. Petersburg (City) **FL** (State) **33716** (ZIP)		5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3) Raymond James Financial, Inc. (RJF)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
RJF Common Stock	11/1/2002		G	V	31,000	D		6,050,131	D	**Thomas A. James TTEE 12/20/76**
RJF Common Stock								466,659	I	**Employee Stock Ownership Plan**
RJF Common Stock								21,372	I	**Mary S. James (wife)**
RJF Common Stock								323,508	I	**Robert A. James & Helen W. James**
RJF Common Stock								152,909	I	**Grandchildren**
RJF Common Stock								3,362,680	I	**Robert A. James Trust**
RJF Common Stock								19,613	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ Thomas A. James   11/4/2002
**Signature of Reporting Person   Date

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